COMSTOCK FUNDS, INC.

COMSTOCK CAPITAL VALUE FUND (the "Fund")

EXHIBIT TO ITEM 77I

TERMS OF NEW OR AMENDED SECURITIES


The Board of Trustees of the Fund approved a reverse stock split whereby each class of shares of the Fund was exchanged for one share for every ten shares held. The reverse stock split took place on October 24, 2014. The net asset value of each share increased proportionately.